Exhibit 3.75

QG PRINTING III CO.

AMENDED AND RESTATED PARTNERSHIP AGREEMENT

THIS AMENDED AND RESTATED PARTNERSHIP AGREEMENT (this “Agreement”) is effective as of December 30, 2014 between QG Printing II Corp., a Delaware corporation (“Printing Corp”), and QG, LLC, a Delaware limited liability company (“LLC” and, together with Printing Corp, the “Partners”), with respect to the partnership continued by this Agreement (the “Partnership”).

WHEREAS, BGJ Enterprises, Inc., a Delaware corporation (“BGJ”), Gruner + Jahr USA Group, Inc., a Delaware corporation (“G+J”), and Asset Beteiligungsgesellschaft mbH & Co. KG, a German limited partnership (together with BGJ and G+J, the “Selling Partners”), were party to that certain General Partnership Agreement, effective as of January 1, 2012, governing the business and affairs of the Partnership;

WHEREAS, pursuant to that certain Partnership Interest Purchase Agreement, dated as of April 4, 2014, among Quad/Graphics Printing Corp. (“QGPC”), the Partnership and the Selling Partners, QGPC and LLC acquired all interests in the Partnership, including all economic interests and all management and other rights, from the Selling Partners;

WHEREAS, in connection with the consummation of that acquisition on May 30, 2014, QGPC and LLC executed and delivered an amended and restated partnership agreement of the Partnership (the “Existing Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, QGPC is transferring all of its right, title and interest in and to the interests in the Partnership to Printing Corp;

WHEREAS, the Partners desire that the Partnership continue to carry on its business and affairs, without the occurrence of a dissolution or winding up as a result of that transfer; and

WHEREAS, the Partners desire to execute and deliver this Agreement in order to amend and restate the Existing Agreement in its entirety as the partnership agreement of the Partnership under the Delaware Revised Uniform Partnership Act (the “Act”) to set forth their rights and responsibilities with respect to the Partnership and its business and affairs.

NOW, THEREFORE, in consideration of the foregoing and the covenants set forth in this Agreement, the Partners agree as follows:

ARTICLE I
ORGANIZATION AND PURPOSE

1.1.         Formation.  The Partnership shall be governed by this Agreement and (except to the extent properly governed by this Agreement) the Act.

1.2.         Name.  The name of the Partnership shall be “QG Printing III Co.” or such other name as Printing Corp may deem advisable from time to time.  The Partnership may carry on its business and affairs under such fictitious names as Printing Corp may deem advisable from time to time.

1.3.         Principal Place of Business.  The principal office and place of business of the Partnership shall be located at 2300 Brown Avenue, Waseca, Minnesota 56093 or such other place or places as Printing Corp may deem advisable from time to time.

1.4.         Term.  The Partnership shall continue in existence until dissolved and terminated by operation of law or pursuant to this Agreement.

1.5.         Purpose.  The purpose of the Partnership shall be (a) the provision of pre-press, printing and post-press products and services for publishers and producers of magazines, catalogs, retail publications and commercial publications and (b) such additional acts and business as Printing Corp may deem advisable from time to time.

ARTICLE II
RIGHTS AND RESPONSIBILITIES OF PARTNERS

2.1.         Partners.  The attached Exhibit A sets forth a correct and complete list of the name and business address of each Partner and the percentage of partnership interests of the Partnership (the “Percentage Interests”) owned by each Partner.

2.2.         Additional Partnership Interests.  The Partnership shall not issue any additional partnership interests of the Partnership to any then existing Partner without the prior written consent of the other Partner.  The Partnership shall not admit as an additional partner, or issue any partnership interests to, any other Person without the prior written consent of both Partners.

2.3.         Management of Partnership.  Except to the extent prohibited by nonwaivable provisions of applicable law, (a) Printing Corp shall direct, manage and control the business and affairs of the Partnership and (b) LLC shall have no rights with respect to the business or affairs of the Partnership, including any power or authority to act for or on behalf of the Partnership.

2.4.         Partnership Officers.  Printing Corp may assign such officer titles to employees and agents of the Partnership, and delegate to any employees and agents of the Partnership such other authority and duties in connection with the management of the business and affairs of the Partnership, as Printing Corp may deem advisable from time to time.  Unless Printing Corp determines otherwise, if the title is one commonly used for officers of a business corporation, then the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by Printing Corp.  Any number of titles may be held by the same individual.  Printing Corp may revoke any such title or delegation at any time.  Printing Corp may remove any officer at any time, with or without cause and notwithstanding the contract rights, if any, of the officer removed.  The appointment of an officer does not itself create contract rights.

ARTICLE III
DISTRIBUTIONS

3.1.         Distributions.  Printing Corp may (but is not obligated to) cause the Partnership to make distributions at such times and in such amounts as Printing Corp deems advisable from time to time.  Any distribution made by the Partnership shall be paid to the Partners in proportion to the Percentage Interests that the Partners own on the date of the declaration of such distribution.

3.2.         Limitation.  Notwithstanding anything to the contrary in this Agreement, no distributions may be declared and made if, after giving effect to such distributions, any of the following would occur:  (a) the Partnership would not be able to pay its debts as they become due in the ordinary course of business; (b) the Partnership’s total assets would be less than the Partnership’s total liabilities; or (c) such distribution would be in violation of applicable law or any loan agreement, promissory note or similar instrument to which the Partnership is a party.

ARTICLE IV
ACCOUNTING MATTERS

4.1.         Capital Accounts.  A separate capital account shall be maintained and adjusted for each Partner on the books and records of the Partnership in accordance with generally accepted accounting principles consistently applied.

4.2.         Books and Records.  The Partnership shall establish such books, records and accounts for the Partnership as are customary for businesses similarly situated or as are required by the Act and as accurately reflect the financial condition of the Partnership in accordance with generally accepted accounting principles consistently applied.

ARTICLE V
INDEMNIFICATION AND EXCULPATION

5.1.         Indemnification.  The Partnership shall, to the maximum extent permitted or required by law, indemnify, defend and hold harmless any officer or employee of the Partnership (each, a “Protected Person”), to the extent of the Partnership’s assets, for, from and against any liability, damage, cost, expense, loss, claim or judgment incurred by such Protected Person arising out of any claim based upon acts performed or omitted to be performed by the Partnership or its partners, officers or employees in connection with the business of the Partnership.  Notwithstanding the foregoing, no Protected Person shall be so indemnified, defended or held harmless for, from or against claims resulting from (a) any act wherein such Protected Person failed to act in good faith and in a manner that such Protected Person reasonably believed to be in the best interests of the Partnership, (b) such Protected Person’s willful failure to deal fairly with the Partnership or its partners in connection with a matter in which such Protected Person has a material conflict of interest, (c) such Protected Person’s violation of a criminal law (unless such Protected Person had reasonable cause to believe that the conduct was lawful or no reasonable cause to believe that the conduct was unlawful), (d) a transaction from which such Protected Person derived an improper personal profit or (e) such Protected Person’s willful misconduct; and provided, further, that indemnification under this Section 5.1 shall be recoverable only from the assets of the Partnership and not from any assets of the Partners.

5.2.         Exculpation.  No Protected Person who performs his or her duties in such capacity in a manner for which indemnification would be permitted under this Agreement shall be liable, in damages or otherwise, to the Partnership or the Partners for any loss that arises out of any act or omission of such Protected Person pursuant to the authority granted by this Agreement.

ARTICLE VI
DISSOLUTION AND TERMINATION

6.1.         Dissolution.  The Partnership shall be dissolved upon the occurrence of any of the following events (each, a “Dissolution Event”):

(a)           a written agreement to dissolve is signed by both Partners; or

(b)           an event that, under the Act, requires dissolution of the Partnership.

6.2.         Effect of Dissolution.  Upon the occurrence of a Dissolution Event, the Partnership shall cease to carry on its business, except as may be necessary for the winding up of its business and affairs, but its separate existence shall continue until such has been completed.

6.3.         Liquidation.  Upon dissolution, an accounting shall be made of the accounts of the Partnership and of the Partnership’s assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution.  If the Partnership is dissolved and its business and affairs are contemplated to be wound up, Printing Corp shall:

(a)           Sell or otherwise liquidate all of the Partnership’s assets as promptly as is consistent with obtaining fair value for them.

(b)           Discharge all liabilities of the Partnership, including liabilities to Partners who are creditors, to the extent permitted by law, other than for distributions, and establish such reserves as may be reasonably necessary to provide for contingencies or liabilities of the Partnership (for purposes of determining the capital accounts of the Partners, the amounts of such reserves shall be deemed to be an expense of the Partnership).

(c)           Distribute the remaining assets, either in cash or in kind, as determined by Printing Corp, to the Partners in accordance with the last sentence of Section 3.1.  If any assets of the Partnership are contemplated to be distributed in kind, the net fair market value of those assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Partners.  Those assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the capital accounts of the Partners shall be adjusted to reflect such deemed sale.

6.4.         Termination.  The Partnership shall terminate when all assets of the Partnership have been sold and/or distributed and all affairs of the Partnership have been wound up.

ARTICLE VII
MISCELLANEOUS PROVISIONS

7.1.         Further Assurances.  From time to time after the date of this Agreement, upon request of either Partner and without further consideration, each of the Partnership and the Partners shall execute and deliver to the requesting Partner such documents and take such action as may reasonably requested by the requesting Partner to consummate more effectively the intent and purpose of the parties under this Agreement and the transactions contemplated by this Agreement.

7.2.         Parties in Interest.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and permitted assigns.

Nothing in this Agreement shall be construed to give any person or entity other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to provisions of this Agreement, except with respect to the indemnification and exculpation rights granted pursuant to Article V.  In particular, but without limitation, the provisions of this Agreement are not for the benefit of, and may not be enforced by, any creditors of the Partnership that are not Partners.

7.3.         Entire Agreement.  This Agreement supersedes all prior agreements, and constitutes a complete and exclusive statement of the terms of the agreement, between the partners of the Partnership with respect to its subject matter.

7.4.         Amendment.  This Agreement may be amended or supplemented only pursuant to a written instrument executed and delivered by both Partners.

7.5.         Choice of Law.  This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

 [Signature page follows]

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Amended and Restated Partnership Agreement as of the date first set forth above.

QG PRINTING II CORP.

By:	/s/ Jennifer J. Kent
Name:	Jennifer J. Kent
Title:	Secretary

QG, LLC

By:	/s/ Jennifer J. Kent
Name:	Jennifer J. Kent
Title:	Secretary

EXHIBIT A

PARTNERS AND PARTNERSHIP INTERESTS

Name and Address of Partner	Percentage Interests
QG Printing II Corp. N61 W23044 Harry’s Way Sussex, WI 53089-3995	99.87%
QG, LLC N61 W23044 Harry’s Way Sussex, WI 53089-3995	0.13%